Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMER 31,					SIX MONTHS ENDED JUNE 30,
	2005	2006	2007	2008	2009	2010
Ratio of Earnings to Fixed Charges	N/A	817,221	125	510	2,418	84,151

Earnings:

For 2005, 2006, 2007, 2008, 2009, and the six months ended June 30, 2010, earnings amounted to $4.94 million, $5.70 million, $20.19 million, $30.67 million, $41.79 million, and $33.06 million, respectively.

Fixed Charges:

For 2005, 2006, 2007, 2008, 2009, and the six months ended June 30, 2010, fixed charges amounted to NA, $7, $161,624, $60,167, $17,286, and $393, respectively.